Norsat
International Inc.

110-4020 Viking Way
Richmond, BC
V6V 2L4 CANADA

tel +1 604 821 2800
fax +1 604 821 2801
www.norsat.com

March 30, 2010

Ernst & Young LLP
2300 West Georgia Street
Vancouver, BC V7Y 1K8

- and -

Grant Thornton LLP
1600-333 Seymour Street
Vancouver, BC V6B 5A6

Dear Sirs/Mesdames:

Re: Notice of Change of Auditor
Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* (the "Instrument") of the Canadian Securities Administrators

Norsat International Inc. (the "Company") hereby provides notice pursuant to the Instrument of a change of auditor from Ernst & Young LLP, Chartered Accountants to Grant Thornton LLP, Chartered Accountants.

The Company confirms that:

1. the Company has decided to change its auditor from Ernst & Young LLP, Chartered Accountants (the "Former Auditor") to Grant Thornton LLP, Chartered Accountants (the "Successor Auditor"). Consequently, on March 29, 2010, the board of directors of the Company asked the Former Auditor to resign and the Former Auditor submitted its resignation effective March 29, 2010.

   At the Annual General and Special Meeting of shareholders scheduled for May 6, 2010, the shareholders of the Company will be asked to approve the appointment of Grant Thornton LLP, Chartered Accountants as Successor Auditor for the fiscal year 2010;

2. this action constitutes a termination of Ernst & Young LLP as defined in section 4.11(1) of the Instrument;

3. there have been no reservations in the Former Auditor's Reports on our consolidated financial statements;

4. the Company's Audit Committee and Board of Directors have participated and approved the change of auditor for the Company and have also approved the appointment of Grant Thornton LLP, Chartered Accountants, as Successor Auditor; and

5. in the opinion of the Company, no "reportable events", as that term is defined in the Instrument have occurred prior to the date of this notice.

Norsat
International Inc.

110-4020 Viking Way
Richmond, BC
V6V 2L4 CANADA

tel +1 604 821 2800
fax +1 604 821 2801
www.norsat.com

The Company requests that each of and Ernst & Young LLP, Chartered Accountants and Grant Thornton LLP, Chartered Accountants, provide the Company with a letter, in digital format, addressed to the regulatory authorities stating whether or not it agrees with the above statements.

Thank you for your co-operation.

Yours truly,

NORSAT INTERNATIONAL INC.

By: ______________________
Amiee Chan
President and CEO